EXHIBIT 99.1

Brookfield Renewable to Issue C$750 Million of Green Bonds

BROOKFIELD, News, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) (“Brookfield Renewable”) today announced that it has agreed to issue C$750 million aggregate principal amount of medium term notes (the “Notes”), comprised of C$400 million aggregate principal amount of Series 21 Notes (the “Series 21 Notes”), due August 13, 2036, which will bear interest at a rate of 4.949% per annum and C$350 million aggregate principal amount of Series 22 Notes (the “Series 22 Notes”), due August 13, 2031, which will bear interest at a rate of 4.256% per annum.

Brookfield Renewable Partners ULC, a subsidiary of Brookfield Renewable, will be the issuer of the Notes, which will be fully and unconditionally guaranteed by Brookfield Renewable and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated September 26, 2025 and a related prospectus supplement and pricing supplements to be dated August 20, 2026. The issue is expected to close on or about August 24, 2026 subject to customary closing conditions.

The Series 21 Notes and Series 22 Notes will represent Brookfield Renewable’s nineteenth and twentieth green labelled corporate securities issuances in North America, respectively. Brookfield Renewable intends to use the net proceeds from the sale of the Notes to fund Eligible Investments (as defined in Brookfield Renewable’s 2024 Green Financing Framework (the “Green Financing Framework”)), including to repay outstanding indebtedness incurred in respect thereof. The Green Financing Framework is available on Brookfield Renewable’s website and described in the prospectus supplement in respect of the offering.

The Notes have been rated BBB+ by S&P Global Ratings, BBB (high) with a stable trend by DBRS Limited and BBB+ by Fitch Ratings.

The Notes are being offered through a syndicate of agents led by RBC Capital Markets, BMO Capital Markets, Scotiabank, CIBC Capital Markets, National Bank Capital Markets and TD Securities, and including Desjardins, Brookfield Securities Canada, BNP Paribas, Mizuho Securities, MUFG, SMBC Nikko and iA Private Wealth Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Contact information:
Media:	Investor Relations:
Simon Maine	Alex Jackson
Director, Communications	Vice President, Investor Relations
Tel: +44 (0)7398 909 278	Tel: +1 (647) 484-8525
Email: simon.maine@brookfield.com	Email: alexander.jackson@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering of Notes. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.